December 16, 2024

Securities and Exchange Commission

Division of Corporation Finance

100 F St, N.E.

Washington, DC 20549

Re: Withdrawal of Amended Offering Statement on Form 1-A (File No. 024-11532)

To Whom It May Concern:

Pursuant to Rule 259 of Regulation A promulgated pursuant to the Securities Act of 1933, as amended, RoyaltyTraders LLC (the “Company”) respectfully requests the withdrawal of its Amended Offering Statement on Form 1-A (File No. 024-11532), together with all exhibits thereto (collectively, the “Offering Statement”), filed with the Securities and Exchange Commission (the “Commission”) on December 11, 2024. The Offering Statement relates to the public offering of various classes of the Company’s Royalty Share Units (the “Royalty Share Units”).

The Company is requesting the consent of the Commission to the withdrawal of the Offering Statement because the Company has determined it was filed under the incorrect File Number, and a filing under the correct File Number will be made instead. As of the date of this request, the Company has not sold Royalty Share Units pursuant to that Offering Statement, and no funds for any Royalty Share Units have been received into escrow.

Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Offering Statement effective as of the date hereof or at the earliest practicable date hereafter.

 Sincerely,

/s/ Sean Peace

Sean Peace

Manager of SAJA, LLC, the Manager of RoyaltyTraders LLC